UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                           RITA MEDICAL SYSTEMS, INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
                         (Title of Class of Securities)

                                    76774E103
                                 (CUSIP Number)

                                 MICHAEL S. FALK
                         COMVEST VENTURE PARTNERS, L.P.
                                830 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 829-5839

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 6, 2006

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and/or any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 (Page 1 of 9)

CUSIP No. 76774E103                   13D/A                    Page 2 of 9 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     ComVest Venture Partners, LP

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     13-4124841

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,795,743
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,795,743

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,795,743

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.46%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 76774E103                   13D/A                    Page 3 of 9 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     ComVest Management LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     06-1588640

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,795,743
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,795,743

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,795,743

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.46%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 76774E103                   13D/A                    Page 4 of 9 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     ComVest Group Holdings, LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     01-0622406

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,825,773
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,825,773

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,825,773

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.53%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 76774E103                   13D/A                    Page 5 of 9 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Michael S. Falk

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         173,636

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,825,773
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         173,636

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,825,773

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,999,409

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.94%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 76774E103                   13D/A                    Page 6 of 9 Pages

                                INTRODUCTORY NOTE

         This Amendment No. 1 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities Exchange Commission (the "Commission") on August 9, 2004 (the "Schedule 13D"). Since the date of the Schedule 13D, Commonwealth Associates Group Holdings, LLC ("CAGH"), a Reporting Person in the Schedule 13D, has changed its name to ComVest Group Holdings, LLC ("CGH"). Accordingly, references in the Schedule 13D to CAGH shall be to CGH in this Amendment. Commonwealth Associates, L.P.("Commonwealth") and Commonwealth Management LLC ("Commonwealth Management"), Reporting Persons in the Schedule 13D, are no longer Reporting Persons for purposes of this Amendment due to the sale of all securities beneficially held by such entities. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         THE RESPONSE TO ITEM 5 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

         (a) ComVest may be deemed to be the beneficial owner of an aggregate of 2,795,743 shares of Common Stock, representing approximately 6.46% of the issued and outstanding shares of Common Stock of the Issuer.

         ComVest Management, as the general partner of ComVest, may be deemed to beneficially own 2,795,743 shares of Common Stock, representing approximately 6.46% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by ComVest.

         CGH may be deemed to be the beneficial owner of an aggregate of 2,825,773 shares of Common Stock, representing approximately 6.53% of the issued and outstanding shares of Common Stock of the Issuer, consisting of the following: (i) 30,030 shares of Common Stock beneficially owned of record by CGH and (ii) the 2,795,743 shares of Common Stock beneficially owned by ComVest that CGH may be deemed to beneficially own by virtue of the fact that CGH is the sole member of ComVest Management, the general partner of ComVest.

         Falk may be deemed to be the beneficial owner of an aggregate of 2,999,409 shares of Common Stock, representing approximately 6.94% of the issued and outstanding shares of Common Stock of the Issuer, consisting of the following: (i) the 147,146 shares of Common Stock beneficially owned of record by Falk; (ii) the 13,245 shares of Common Stock beneficially owned by the Mikaela Falk Trust, which Falk may be deemed to beneficially own by virtue of the fact that Falk's wife, Annie Falk, is Trustee of the Mikaela Falk Trust;
(iii) the 13,245 shares of Common Stock beneficially owned by the Gianna Falk Trust, which Falk may be deemed to beneficially own by virtue of the fact that Falk's wife, Annie Falk, is Trustee of the Gianna Falk Trust; (iv) the 2,795,743 shares of Common Stock beneficially owned by ComVest, which Falk may be deemed to beneficially own by virtue of the fact that Falk is the Chairman and principal member of CGH (the sole member of ComVest Management), and (v) the 30,030 shares of Common Stock beneficially owned by CGH, which Falk may be deemed to beneficially own by virtue of the fact that Falk is the Chairman and principal member of CGH. Falk may be deemed to share indirect voting and dispositive power with respect to each of the shares of Common Stock described in items (ii) through (v) above, but Falk disclaims beneficial ownership with respect to the shares described in each of items (ii) through (v) above.

         (b) Number of shares as to which each such person has:

CUSIP No. 76774E103                   13D/A                    Page 7 of 9 Pages

                  (1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

                  Name                      Number of Shares
                  ----                      ----------------
                  Michael S. Falk           173,636 shares

                  (2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

                           (i) ComVest, ComVest Management, CGH and Falk may be
deemed to share such voting and disposition powers with respect to the 2,795,743 shares of Common Stock beneficially held by ComVest.

                           (ii) CGH and Falk may be deemed to share such voting
and disposition powers with respect to the 30,030 shares of Common Stock beneficially held by CGH.

         (c) ComVest completed the following transactions within the last sixty days: (i) sold 470,625 shares of Common Stock for $4.44 per share on November 28, 2006; (ii) sold 125,992 shares of Common Stock for $4.45 per share on November 30, 2006; (iii) sold 38,610 shares of Common Stock for $4.45 per share on December 4, 2006; (iv) sold 57,620 shares of Common Stock for $4.44 per share on December 5, 2006; and (v) sold 345,000 shares of Common Stock for $4.43 per share on December 6, 2006. All of the shares were sold through broker transactions.

         CGH completed the following transactions within the last sixty days:
(i) sold 4,625 shares of Common Stock for $4.44 per share on November 28, 2006;
(ii) sold 1,308 shares of Common Stock for $4.45 per share on November 30, 2006;
(iii) sold 390 shares of Common Stock for $4.45 per share on December 4, 2006; and (iv) sold 580 shares of Common Stock for $4.44 per share on December 5, 2006. All of the shares were sold through broker transactions.

         Within the last sixty days the Mikaela Falk Trust sold 1,875 shares of Common Stock for $4.44 per share on November 28, 2006 through a broker transaction.

         Within the last sixty days the Gianna Falk Trust sold 1,875 shares of Common Stock for $4.44 per share on November 28, 2006 through a broker transaction.

         Within the last sixty days Falk sold 21,000 shares of Common Stock for $4.44 per share on November 28, 2006 through a broker transaction.

         (d) Not applicable.

         (e) Not applicable.

CUSIP No. 76774E103                   13D/A                    Page 8 of 9 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 7, 2006             ComVest Group Holdings, LLC

                                     By: /s/ Michael S. Falk
                                     -------------------------------------------
                                     Name: Michael S. Falk
                                     Title: Chairman

Dated:  December 7, 2006             ComVest Venture Partners, LP

                                             By: ComVest Management, LLC,
                                             its general partner

                                             By: /s/ Michael S. Falk
                                             -----------------------------------
                                             Name: Michael S. Falk
                                             Title: Managing Member

Dated:  December 7, 2006             ComVest Management, LLC

                                             By: Commonwealth Associates Group
                                             Holdings, LLC, its sole member

                                             By: /s/ Michael S. Falk
                                             -----------------------------------
                                             Name: Michael S. Falk
                                             Title: Managing Member

Dated:  December 7, 2006             /s/ Michael S. Falk
                                     -------------------------------------------
                                     Michael S. Falk, individually

CUSIP No. 76774E103                   13D/A                    Page 9 of 9 Pages

                             JOINT FILING AGREEMENT

         The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Rita Medical Systems, Inc., and hereby affirm that this Amendment is being filed on behalf of each of the undersigned.

Dated:  December 7, 2006             ComVest Group Holdings, LLC

                                     By: /s/ Michael S. Falk
                                     -------------------------------------------
                                     Name: Michael S. Falk
                                     Title: Chairman

Dated:  December 7, 2006             ComVest Venture Partners, LP

                                             By: ComVest Management, LLC,
                                             its general partner

                                             By: /s/ Michael S. Falk
                                             -----------------------------------
                                             Name: Michael S. Falk
                                             Title: Managing Member

Dated:  December 7, 2006             ComVest Management, LLC

                                             By: Commonwealth Associates Group
                                             Holdings, LLC, its sole member

                                             By: /s/ Michael S. Falk
                                             -----------------------------------
                                             Name: Michael S. Falk
                                             Title: Managing Member

Dated:  December 7, 2006             /s/ Michael S. Falk
                                     -------------------------------------------
                                     Michael S. Falk, individually